Exhibit 99.1

TEMBEC INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Tembec Inc. (the "Corporation") will be held in the Duluth Room, at the Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West in Montreal, Québec, on Thursday, January 30, 2014, at 11:00 a.m., local time, for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended September 28, 2013 together with the auditors' report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors and authorize the board of directors to fix their remuneration; and

4.	to transact such other business as may properly come before the Meeting.

A copy of the management information circular accompanies this Notice.

Since it is desirable that as many shares as possible be represented and voted at the Meeting, you are requested, if unable to attend the Meeting in person, to complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose to Tembec Inc., c/o Computershare Trust Company of Canada, no later than 5:00 p.m. on January 28, 2014.

Montreal, this 16th day of December 2013.

By order of the board of directors,

PATRICK LEBEL
Vice President, General Counsel and
Corporate Secretary